EXHIBIT 99.1

Key Highlights

NOVONIX Anode Materials

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Offered conditional commitment for a direct loan of up to US$754 Million from the U.S. Department of Energy for a new synthetic graphite manufacturing plant in Tennessee, NOVONIX Enterprise South
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Signed binding offtake agreement with Stellantis NV (“Stellantis”) for up to a target volume of 115,000 tonnes of high-performance synthetic graphite materials from 2026 through 2031
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Signed binding offtake agreement with PowerCo SE (“PowerCo”) for a minimum of 32,000 tonnes of high-performance synthetic graphite materials to be supplied to PowerCo from 2027 through 2031
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Joined American graphite producers in filing trade case with U.S. government over anticompetitive graphite prices on Chinese exports
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Entered license agreement with Harper International (Post-Quarter Announcement)

NOVONIX Battery Technology Solutions

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Entered collaboration agreement with ICoNiChem Widnes Limited (“ICoNiChem”), focused on sustainable cathode active materials feedstock
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Announced strategic partnership with Voltaiq to drive efficiency and quality in the battery industry
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Announced electrochemical impedance spectroscopy partnership with Gamry Instruments Inc.
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Awarded patent for graphite/silicon alloy composite material in the United States

NOVONIX Corporate Updates

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Announced Planned Transition of the Chief Executive Officer Role (Post-Quarter Announcement)
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Completed institutional portion of equity raise resulting in net proceeds of US$26.6 million. With shareholder approval at the extraordinary general meeting on 22 January 2025, the second placement of the equity raise to Phillips 66 Company of US$5 million was received by the Company on 24 January 2025

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•
Completed the share purchase plan portion of the equity raise on 10 January 2025 that resulted in a total subscription of US$25.8 million or US$22.5 million over the target offering of US$3.3 million. Of the total subscriptions received, the Company accepted US$20.2 million or approximately 78%
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Received US$3.8 million reimbursements on MESC Grant in the fourth quarter and US$12.9 million for full year 2024
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Quarter-end cash balance is US$42.6 million
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When also considering the second placement of the equity raise from Phillips 66 Company of US$5 million and the accepted portion of the share purchase plan portion of the equity raise of US$20.2 million, the quarter-end cash balance would have been US$67.8 million
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Hosted an investor day, including site tour, at its Lookout Valley and Riverside facilities in Chattanooga, TN

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Message from the Interim CEO

NOVONIX (or the “Company”) closed the year with a strong fourth quarter full of significant milestones, including the signing of binding offtake agreements with Stellantis and PowerCo, as well as a conditional commitment from the Loan Programs Office (“LPO”) of the U.S. Department of Energy (“DOE”). We feel these accomplishments continue to solidify our position as a leading innovator in the global battery supply chain at the forefront of battery-grade synthetic graphite production in North America. The following report provides an overview of our key accomplishments and notable milestones from across the Company.

This quarter, we signed binding offtake agreements with Stellantis, for a target volume of 115,000 tonnes, and a minimum of 86,250 tonnes, of synthetic graphic material from 2026 through 2031, and PowerCo for a minimum of 32,000 tonnes from 2027 through 2031. These new offtakes with tier 1 customers, including the agreement with Panasonic Energy signed earlier this year, are forecasted to exceed our planned volumes at our Riverside facility, driving demand into our next planned site, NOVONIX Enterprise South (“NES”). The recently announced conditional commitment for a US$754 million loan from the LPO is intended to partially finance NES, which is planned for the Enterprise South Industrial Park in Chattanooga, Tennessee. This new facility is expected to produce approximately 31,500 tonnes per annum (“tpa”) of synthetic graphite by 2028, which can support the production of lithium-ion batteries for approximately 325,000 EVs each year.

These announcements are a culmination of years of hard work and are critical milestones for our anode materials business as we progress towards our target production of 150,000 tpa in North America. China currently has over 95% market share for battery grade graphite1, and our conditional commitment from the LPO to help finance our next facility underscores the focus on localizing critical materials in the battery supply chain. Recent announcements from China to further restrict the export of battery-grade graphite to the United States highlight the importance of domestic production of high-performance, battery-grade synthetic graphite, strengthening our supply chain in North America, and supporting the path towards U.S. energy independence. The Company is currently participating in the American Active Anode Material Producers’ (“AAAMP”) petition to the U.S. Department of Commerce (“Commerce”) and the International Trade Commission (“ITC”) to investigate whether China is exporting natural and synthetic graphite used to make lithium-ion battery anode material at unfair prices to the United States.

Over the past two years, we’ve made significant strides in proving the value of our patented all-dry, zero-waste cathode synthesis process technology. We have had key patents granted, including one for a graphite/silicon alloy composite material that, if commercialized, could improve battery cycle life compared to other materials on the market today. We are now focused on the scale-up and commercialization of this technology through strong partnerships, including our recently announced Joint Collaboration Agreement with ICoNiChem.

1 Benchmark Minerals Intelligence Anode Price Assessment September 2024

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Finally, in January, we announced the planned transition of the Chief Executive Officer (“CEO”) role, with Dr. Chris Burns stepping down effective 24 January 2025. Chris will continue to serve as a Special Advisor to the Board of Directors to provide continuity, support ongoing operations, and ensure a smooth transition. All of NOVONIX thanks Chris for his years of leadership, dedication to the Company and continued involvement.

Looking ahead to 2025, we remain focused on meeting timelines for current customers, securing new customers, advancing our planning and pre-work for NES, continued progress with LPO to be in a position to close the conditional loan commitment, and continuing the build-out of our Riverside facility so we can begin production. This production will see us become the first large-scale producer of high-performance synthetic graphite for the battery sector in North America.

- Robert Long, Interim CEO and CFO, NOVONIX

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NOVONIX Anode Materials

In the fourth quarter of 2024, the Company progressed commercial discussions and qualification programs with customers for our high-performance, synthetic graphite products and continues to see strong demand for battery materials produced in North America. Our team continues to receive and install equipment at Riverside towards our initial 3,000 tpa of production capacity, which we expect will be completed in the first half of 2025. The commissioning of this equipment will be completed in the second half of 2025 to support our planned start of production for Panasonic Energy in early 2026. Our production timelines have been adjusted due to delays in receiving equipment from our vendors, ultimately affecting our installation and commissioning schedules. We continue to work closely with our customers to achieve their desired product specifications.

Tier 1 Customer Offtake Agreements: Panasonic Energy, Stellantis, and PowerCo.

This year, NOVONIX has signed binding offtake agreements to supply synthetic graphite to Panasonic Energy2, Stellantis3, and PowerCo4, allocating all the volume to be produced at our Riverside facility.

In November, NOVONIX signed a binding offtake agreement with Stellantis, a leading automotive company, for a minimum of 86,250 tonnes, up to a target volume of 115,000 tonnes of high-performance synthetic graphite material. The material will be supplied to Stellantis’ cell manufacturing partners in North America over a six-year term starting in 2026. Stellantis is one of the world’s leading automakers – brands including Dodge, Fiat, Jeep, Ram, Maserati, Peugeot, Opel and Alfa Romeo – and has announced plans to invest more than €50 billion over the decade in electrification to deliver on its targets of reaching 100% passenger car battery-electric vehicles5.

Also in November, the Company signed a binding offtake agreement with PowerCo for a minimum of 32,000 tonnes of high-performance synthetic graphite material. The material will be supplied to PowerCo over a five-year term starting in 2027. Established by Volkswagen in 2022, PowerCo is committed to ramp-up global battery cell production. PowerCo oversees international factory operations, advances in cell technology, and vertical integration of the battery value chain. PowerCo has identified three gigafactory locations – Salzgitter in Germany, Valencia in Spain, and St. Thomas in Canada – with a combined capacity of up to 200 GWh/year.

2 Panasonic Energy and NOVONIX Sign Binding Off-Take Agreement – NOVONIX

3 NOVONIX and Stellantis Sign Binding Offtake Agreement – NOVONIX

4 NOVONIX and PowerCo SE Sign Binding Offtake Agreement – NOVONIX

5 Stellantis Increasing Production of Electric Drive Modules to Support Growth in Electrification Portfolio | Stellantis

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Figure 1 Riverside at Capacity with Current Offtake Agreements. *Agreements require final product qualification. The Company also has a supply agreement with KORE Power to support its proposed KOREplex facility in Arizona, but, because milestones regarding financing, construction and the timeline of the facility have not been met, the Company has not factored any potential purchase by KORE Power into its currently planned allocation of capacity. If and when the parties reach these milestones and KORE Power proceeds with the construction of the KOREplex facility, NOVONIX will work to supply the facility with its required anode material per the terms of the existing agreement.

Conditional Commitment for a US$754 Million Loan from U.S. Department of Energy
To meet increasing customer demand, the Company has previously disclosed plans to build a new facility in the southeastern United States which could expand up to 75,000 tpa of production capacity. In December, the Company announced a conditional commitment from the U.S. Department of Energy through the Loan Programs Office for a direct loan of up to US$754.8 million ($692 million in principal and $62.8 million in capitalized interest) to be applied towards partially financing a proposed new facility in Chattanooga, Tennessee6. The proposed financing is being offered under the DOE LPO’s Advanced Technology Vehicles Manufacturing Loan Program.

If finalized, the loan would be applied towards partially financing the construction of the new facility, NOVONIX Enterprise South, to be located in the Enterprise South Industrial Park in Chattanooga, Tennessee, to manufacture synthetic graphite primarily for use in electric vehicle (“EV”) batteries. This facility is expected to produce approximately 31,500 tonnes per annum (“tpa”) of synthetic graphite, which can support the production of lithium-ion batteries for approximately 325,000 EVs each year. The new facility is expected to reach full production capacity by the end of 2028 and is anticipated to create 450 full-time operational jobs and 500 construction jobs.

6 NOVONIX Offered Conditional Commitment for US$754 Million Loan from the U.S. Department of Energy for New Synthetic Graphite Manufacturing Plant in Tennessee - NOVONIX

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In January, the Company announced its intention to enter into a purchase and sale agreement with the City of Chattanooga, Tennessee and Hamilton County, Tennessee for the land to be used for NOVONIX Enterprise South. The execution of the purchase and sale agreement is subject to approvals of the City of Chattanooga and Hamilton County, and the closing of the transaction will be subject to the satisfaction of certain conditions to be specified in the purchase and sale agreement.

NOVONIX Enterprise South (NES), together with NOVONIX’s existing 20,000 tpa facility at Riverside in Chattanooga, is planned to bring the Company’s total production capacity to over 50,000 tpa by 2028.

Figure 2 Site Rendering of NOVONIX Enterprise South

In January, the Company learned that its application was not selected to receive tax credits under the 48C Program7 for NES and is working to understand what, if any, impact this may have on the proposed loan. The conditional commitment from the LPO remains unchanged at up to US$754.8m. NES remains eligible for potential tax credits under the Advanced Manufacturing Production Tax Credit (Section 45X) which offers 10% of eligible production costs of critical minerals, including graphite, back to producers.8

American Graphite Producers File Trade Case with U.S. Government Over Anticompetitive Graphite Prices on Chinese Exports
On 18 December 2024 NOVONIX joined the American Active Anode Material Producers’ (“AAAMP”) petition to the U.S. Department of Commerce (“Commerce”) and the International Trade Commission (“ITC”) to investigate whether China is exporting natural and synthetic graphite used to make lithium-ion battery anode material at unfair prices to the United States9.

7 Additional Information Regarding NOVONIX’s Conditional Commitment from U.S. Department of Energy Loan Programs Office - NOVONIX

8 Federal Register: Advanced Manufacturing Production Credit

9 American Graphite Producers File Trade Case with U.S. Government Over Anticompetitive Graphite Prices on Chinese Exports - NOVONIX

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The filing asserts China is harming the nascent domestic graphite industry by exporting artificially cheap battery-grade graphite into the U.S., denying North American producers a fair opportunity to enter the market. Commerce has calculated dumping margins as high as 915.74%. If the investigation proves conclusive, Commerce will assess the use of additional tariffs equal to the extent of unfair pricing by Chinese producers.

This is an important issue to address on the path to strengthening the production of critical minerals in the U.S. and bringing fair competition to the global marketplace. NOVONIX hopes that the filing of this case will bring transparency to the graphite anode market and drive further government action to utilize policies and tariffs in a manner commensurate with unfair trade practices by Chinese producers.

Technology License Agreement with Harper International (Post-Quarter Announcement)
In January, NOVONIX announced that it had entered into a license agreement with its long-time technology partner, Harper International Corporation (“Harper”), for the rights and use of its continuous, induction-based graphitization furnace technology.

In December 2020, NOVONIX and Harper announced a strategic partnership to develop innovative graphitization furnace technology to be used to produce synthetic graphite anode material for the lithium-ion battery sector. This partnership provided for commitments from NOVONIX to purchase from Harper, and from Harper to develop and exclusively supply NOVONIX with proprietary systems for thermal processing material for the battery anode market.

Alongside this exclusive use agreement, the license agreement provides NOVONIX the right to an exclusive license to Harper’s technology on which its continuous graphitization furnaces operate. Upon making an initial payment within 12 months of the effective date of the agreement, NOVONIX will have the exclusive license to use the technology to further develop the furnaces used for the thermal production of graphite material for use in the battery anode market. Upon equipment meeting certain performance objectives, and NOVONIX’s payment of additional licensing fees, the license will expand to include NOVONIX’s right to build equipment using the licensed technology, either internally or through other permitted sublicensees.

NOVONIX Battery Technology Solutions

NOVONIX Battery Technology Solutions (“BTS”) stands at the forefront of battery research and development in North America. This division of NOVONIX, located in Nova Scotia, Canada, meets customer needs in two critical ways: battery testing equipment; and research and development services. The BTS team continues to advance discussions with potential partners while fortifying its customer pipeline for its services and hardware including its Ultra-High Precision Coulometry (“UHPC”) systems. NOVONIX’s UHPC systems are designed with precision for clients seeking state-of-the art battery testing equipment for their laboratory research, product development, and manufacturing environments.

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Strategic Partnership with Voltaiq
In October, Voltaiq, an industry leader in battery quality analytics software, and NOVONIX announced a strategic partnership aimed at revolutionizing the battery industry's approach to quality control and efficiency. NOVONIX had previously been developing its own data and analytics offering to support its needs and look at leveraging potential AI and machine learning integration. Through this partnership with Voltaiq, NOVONIX will work with Voltaiq to integrate these features into Voltaiq’s platform. The partnership represents a significant step forward in addressing industry challenges, combining Voltaiq's best-in-class battery quality analytics software with NOVONIX’s UHPC equipment, as well as its expertise in battery R&D and materials development.

Key highlights of the partnership include:

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Integration of Voltaiq's advanced analytics platform into NOVONIX's battery materials development programs
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Enhanced quality control and defect detection capabilities in gigafactories and battery research labs using best-in-class software and UHPC equipment
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Improved efficiency in battery development cycles, leading to faster time-to-market for new battery technologies.

Electrochemical Impedance Spectroscopy Partnership with Gamry Instruments Inc.
In December, BTS announced a strategic collaboration with Gamry Instruments Inc. (“Gamry”), a leader in Electrochemical Impedance Spectroscopy (“EIS”) technology, that will allow for a seamless integration of a Gamry EIS box with a NOVONOIX UHPC system.

The Gamry EIS box can either be rack-mounted or placed near a UHPC system. A new interconnect cable will connect both the UHPC Channel Module and Gamry EIS box to a NOVONIX Thermal Chamber. This integration allows for an automated experience for running EIS measurements during an experiment.

NOVONIX is always looking for new ways to deliver value to our customers and the Company is now able to distribute Gamry products as part of integrated UHPC systems to its customers worldwide.

Patent Granted for Graphite/Silicon Alloy Composite Material in the United States
In the fourth quarter, the U.S. Patent and Trademark Office granted NOVONIX a patent for the graphite/silicon alloy composite material previously granted in Europe in the third quarter and Japan in the second quarter. This patent covers a new type of anode active material for lithium-ion battery applications combining a silicon alloy material within a graphite matrix and the method of making the same. If commercialized, it is expected that this silicon alloy composite material will improve battery cycle life compared to other materials on the market today. The examination of additional patent members for this anode active material will take place over the coming months. Continued advancement of intellectual property is an important part of NOVONIX’s long-term strategy, driving innovation across our technologies and reinforcing our position as a leader in next-generation battery materials. This latest milestone reflects

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our ongoing efforts to build a robust IP portfolio that supports our current and future products that will power sustainable energy solutions.

NOVONIX Cathode Materials

NOVONIX continues its strategic and commercial discussions with Tier 1 cathode manufacturers, cell manufacturers, and OEMs, regarding the Company’s cathode materials and patented10 technology while providing product samples to potential customers leveraging its 10 tpa pilot line. NOVONIX is committed to a phased commercialization strategy that leverages our existing expertise, strategic partnerships, and ongoing R&D to position our CAM processing technology to have a transformative impact on the lithium-ion battery sector.

This quarter, Dr. Mark McArthur, Director of Research & Development at NOVONIX, spoke at The International Conference on Niobium Based Batteries in London England and the Advanced Automotive Battery Conference in Las Vegas, NV on our patented all-dry, zero-waste, cathode synthesis process.

Collaboration Agreement with ICoNiChem
In October, NOVONIX also announced the signing of a Joint Collaboration Agreement with ICoNiChem focused on the development of nickel-based CAM while striving for improved performance at a lower cost through more sustainable methods. ICoNiChem is an expert in transition metal chemistry specialising in cobalt and nickel compounds made from 100% ethically sourced feedstocks.

NOVONIX and ICoNiChem have been selected for funding under the 2024 Canada-UK critical minerals call for proposals, which is focused on advancing projects related to critical minerals essential for industries like renewable energy, electric vehicles, and electronics. To support their participation in the project, BTS is receiving advisory services and up to CAD $127,928 in funding from the National Research Council of Canada Industrial Research Assistance Program (“NRC IRAP”), while ICoNiChem is receiving support through Innovate UK. The 2-year project, with a total budget of CAD $515,686 between NOVONIX and ICoNiChem, aims to further improve the sustainability of the NOVONIX all-dry, zero-waste technology by incorporating recycled metal feedstock, such as cobalt and nickel carbonates and oxides, into the process.

Upon successful completion of milestones, NOVONIX may enter into commercial agreements for ICoNiChem products with the goal of integrating recycled feedstock into its CAM production processes moving forward.

10 June 27, 2024 – NOVONIX Granted Patent for All-Dry, Zero-Waste Cathode Synthesis

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NOVONIX Corporate

As a leading battery materials and technology company, NOVONIX continues to advance high-performance materials, cleaner processes, equipment, and services for the global lithium-ion battery industry. The Company continues to offer revolutionary clean-energy solutions and demonstrate its commitment to developing innovative, sustainable technologies and high-performance materials while strengthening our leadership in onshoring the synthetic graphite supply chain in North America.

Planned Transition in the Chief Executive Officer Role (Post-Quarter Announcement)

In January 2025, the Company announced a planned transition in the CEO role, with Dr. Chris Burns stepping down 24 January 2025. Dr. Burns will continue to support the Company in an advisory capacity, serving as Special Advisor to the Board to provide continuity, support ongoing operations of the Company and ensure a smooth transition.

Dr. Burns had been in discussions with the Board of Directors for a period of time about succession planning and the need for leadership experience in manufacturing, operations, and scale-up, to help take the Company through the next phase of growth.

Dr. Burns has led NOVONIX since September 2020 and has positioned the Company for the next phase of growth as it scales up operations at its production facilities in Chattanooga, Tennessee. With significant accomplishments during 2024, NOVONIX plans to begin production from its Riverside facility this year. The Board has commenced a formal search process for a new CEO who will be based in Chattanooga, Tennessee.

The Board of Directors has appointed Mr. Robert Long, NOVONIX Chief Financial Officer, to serve as interim CEO, effective 24 January 2025, until a permanent CEO is appointed. Mr. Long, who brings over 25 years of experience in the business and finance sectors, will work closely with the Board and Dr. Burns to ensure a smooth transition and maintain our momentum and focus on our key strategic goals.

Equity Raise

In late November, NOVONIX successfully completed a fully underwritten placement of new fully paid ordinary shares (“New Shares”) to institutional and sophisticated investors at an offer price of A$0.60 per New Share (“Institutional Placement”)11 for net proceeds of US$26.6 million. Under the Institutional Placement, the Company issued approximately 74.1 million New Shares pursuant to the Company’s existing placement capacity under ASX Listing Rule 7.1. The 74.1 million New Shares issued under the Institutional Placement rank equally with existing shares on issue.

Approximately 12.8 million shares were issued under the second placement to existing major shareholder Phillips 66 after shareholder approval at an extraordinary general meeting on 22 January 2025 to raise
US$5.0 million.12

11 Successful Completion of Institutional Placement - NOVONIX

12 Based on an AUD/USD rate of 0.6252 published by the RBA as of 25 November 2024

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Share Purchase Plan Details
This quarter, NOVONIX also offered a non-underwritten Share Purchase Plan (“SPP”) which closed at 5:00pm on 10 January 2025. The Company received valid applications from eligible shareholders for 68.6 million fully paid ordinary shares in NOVONIX (“SPP Shares”) to raise US$25.8 million (before costs) under the SPP.13

Given the strong support shown by eligible shareholders and in accordance with the terms of the SPP, NOVONIX allowed a greater level of participation by eligible shareholders. The SPP size was increased by US$22.5 million above its original target of US$3.3 million. Of the total subscriptions received, the Company accepted US$20.2 million or approximately 78%.

NOVONIX will use the proceeds from the SPP to purchase, install, and commission additional equipment in the Company’s Riverside facility in Chattanooga, Tennessee. This equipment will be used to support the further qualification of products for the Company’s contracts with Panasonic, Stellantis, and PowerCo.

Investor Events
NOVONIX hosted an investor day on 5 December 2024 with a presentation by Dr. Chris Burns and NOVONIX’s management team, along with site tours at its Lookout Valley and Riverside facilities in Chattanooga, TN. A replay of the presentation is available on the NOVONIX Investor Relations website.

This quarter, NOVONIX participated in the following additional events:

•
OTC Small Cap Growth Virtual Investor Conference, 10 October 2024
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Drs. Chris Burns and Jeff Dahn were keynote speakers at the Halifax Chamber of Commerce Fall Dinner, 13 November 2024.
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Dr. Chris Burns participated in a Youth Entrepreneurship Symposium at the Canadian Science Policy Centre (CSPC) on 20 November 2024 in Ottawa, Canada.
•
Jefferies Battery Storage & Materials Virtual Conference, 13 December 2024.
•
Deutsche Bank Fireside Chat, 17 December 2024.

Financial Overview

Cash Balance
The Company’s cash balance as of 31 December 2024 was US$42.6 million.

When also considering the second placement of the equity raise from Phillips 66 Company of US$5 million and the accepted portion of the share purchase plan portion of the equity raise of US$20.2 million, the quarter-end cash balance would have been US$67.8 million.

13 NOVONIX Announces Results of Share Purchase Plan Offer - NOVONIX

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Capital Expenditures
The Company invested US$12.9 million and US$29.9 million in property, plant and equipment during the fourth quarter and full year of 2024, respectively, primarily for production assets at its Riverside facility in Tennessee to install 3,000 tpa of capacity by H1 2025 and a small portion for the cathode pilot line in Nova Scotia. NOVONIX received US$3.8 million and US$12.9 million, for the fourth quarter and full year 2024, respectively, in reimbursements from the grant awarded by DOE MESC.

This announcement has been authorized for release by NOVONIX Chairman, Admiral Robert J. Natter, USN Ret.

About NOVONIX
NOVONIX is a leading battery technology company revolutionizing the global lithium-ion battery industry with innovative, sustainable technologies, high-performance materials, and more efficient production methods. The Company manufactures industry-leading battery cell testing equipment, is growing its high-performance synthetic graphite anode material manufacturing operations, and has developed a patented all-dry, zero-waste cathode synthesis process. Through advanced R&D capabilities, proprietary technology, and strategic partnerships, NOVONIX has gained a prominent position in the electric vehicle and energy storage systems battery industry and is powering a cleaner energy future.

To learn more, visit us at www.novonixgroup.com or on LinkedIn or X.

For NOVONIX Limited
Scott Espenshade, ir@novonixgroup.com (investors)
Stephanie Reid, media@novonixgroup.com (media)

Cautionary Note Regarding Forward-Looking Statements
This report contains forward-looking statements about the Company and the industry in which it operates. Forward-looking statements can generally be identified by use of words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would,” or other similar expressions. Examples of forward-looking statements in this report include, among others, statements we make regarding our progress and timing of meeting our target production capacity and scaling and commencement of commercial production at our Riverside facility, our plans to build a new production facility and achieve initial and total production capacities at this facility, our efforts to finance this new production facility with a loan from the LPO, our collaborations with customers and strategic partners such as Gamry, Voltaiq, and ICoNiChem, the increasing demand of customers, our ability to obtain and benefit from additional government funding and other support, improving and growing our battery testing equipment and research and development services offerings, the continued investment in and plans to commercialize our cathode synthesis technology and pilot line, our search for a new CEO, and our efforts to help localize the battery supply chain for critical materials.

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We have based such statements on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Such forward-looking statements involve and are subject to known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, the timely deployment and scaling of our furnace technology, our ability to meet the technical specifications and demand of our existing and future customers, the accuracy of our estimates regarding market size, expenses, future revenue, capital requirements, our needs and access for additional financing, and the impact of government support, our ability to develop and commercialize our cathode materials and produce them at volumes with acceptable performance, yields and costs and without substantial delays or operational problems, our ability to obtain patent rights effective to protect our technologies and processes and successfully defend any challenges to such rights and prevent others from commercializing such technologies and processes, and regulatory developments in the United States, Australia and other jurisdictions. These and other factors that could affect our business and results are included in our filings with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s most recent annual report on Form 20-F. Copies of these filings may be obtained by visiting our Investor Relations website at www.novonixgroup.com or the SEC's website at www.sec.gov.

Forward-looking statements are not guarantees of future performance or outcomes, and actual performance and outcomes may differ materially from those made in or suggested by the forward-looking statements contained in this report. Accordingly, recipients of this report should not place undue reliance on forward-looking statements. Any forward-looking statement in this report is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law.

Industry and Market Data
This Report contains estimates and information concerning our industry and our business, including estimated market size and projected growth rates of the markets for our products. Unless otherwise expressly stated, we obtained this industry, business, market, and other information from reports, research surveys, studies, and similar data prepared by third parties, industry, general publications, government data, and similar sources. This Report also includes certain information and data that is derived from internal research. While we believe that our internal research is reliable, such research has not been verified by any third party.

Estimates and information concerning our industry, and our business, involve a number of assumptions and limitations. Although we are responsible for all the disclosure contained in this Report and we believe the third-party market position, market opportunity and market size data included in this Report are reliable, we have not independently verified the accuracy or completeness of this third-party data.

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Information that is based on projections, assumptions, and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, which could cause results to differ materially from those expressed in these publications and report.

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15 July 2024
Rule 4.7B

Appendix 4C
Quarterly cash flow report for entities
subject to Listing Rule 4.7B

Name of entity
NOVONIX LIMITED
ABN	Quarter ended (“current quarter”)
54 157 690 830	31 December 2024

Consolidated statement of cash flows		Current quarter $USD’000	Year to date (12 months) $USD’000
1.	Cash flows from operating activities	1,793	7,902
1.1	Receipts from customers
1.2	Payments for
	(a) research and development	(249)	(3,893)
	(b) product manufacturing and operating costs	(1,394)	(4,246)
	(c) advertising and marketing	(75)	(215)
	(d) leased assets	-	-
	(e) staff costs	(4,785)	(20,828)
	(f) administration and corporate costs	(4,996)	(20,895)
1.3	Dividends received (see note 3)	-	-
1.4	Interest received	218	1,373
1.5	Interest and other costs of finance paid	(432)	(1,904)
1.6	Income taxes paid	-	-
1.7	Government grants and tax incentives	403	2,377
1.8	Other (provide details if material)	-	-
1.9	Net cash from / (used in) operating activities	(9,517)	(40,329)

ASX Listing Rules Appendix 4C (17/07/20)
+ See chapter 19 of the ASX Listing Rules for defined terms.	1

Appendix 4C
Quarterly cash flow report for entities subject to Listing Rule 4.7B

Consolidated statement of cash flows		Current quarter $USD’000	Year to date (12 months) $USD’000

2.	Cash flows from investing activities
2.1	Payments to acquire or for:
	(a) entities	-	-
	(b) businesses	-	-
	(c) property, plant and equipment	(12,857)	(29,879)
	(d) investments	-	-
	(e) intellectual property	-	-
	(f) other non-current assets	-	(27)
2.2	Proceeds from disposal of:	-	-
(a) entities
	(b) businesses	-	-
	(c) property, plant and equipment	-	-
	(d) investments	-	-
	(e) intellectual property	-	-
	(f) other non-current assets	-	-
2.3	Cash flows from loans to other entities	-	-
2.4	Dividends received (see note 3)	-	-
2.5	Other: – Refunds / (payments for security deposits – Government grants	(434) 3,687	(658) 12,391
2.6	Net cash from / (used in) investing activities	(9,604)	(18,173)

ASX Listing Rules Appendix 4C (17/07/20)
+ See chapter 19 of the ASX Listing Rules for defined terms.	2

Appendix 4C
Quarterly cash flow report for entities subject to Listing Rule 4.7B

Consolidated statement of cash flows		Current quarter $USD’000	Year to date (12 months) $USD’000
3.	Cash flows from financing activities	28,808	28,808
3.1	Proceeds from issues of equity securities (excluding convertible debt securities)
3.2	Proceeds from issue of convertible debt securities	-	-
3.3	Proceeds from exercise of options	-	11
3.4	Transaction costs related to issues of equity securities or convertible debt securities	(1,253)	(1,276)
3.5	Proceeds from borrowings	-	-
3.6	Repayment of borrowings	(257)	(1,291)
3.7	Transaction costs related to loans and borrowings	-	-
3.8	Dividends paid	-	-
3.9	Other (provide details if material)	(127)	(901)
3.10	Net cash from / (used in) financing activities	27,171	25,351

4.	Net increase / (decrease) in cash and cash equivalents for the period	37,435	78,713
4.1	Cash and cash equivalents at beginning of period
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(9,517)	(40,329)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	(9,604)	(18,173)
4.4	Net cash from / (used in) financing activities (item 3.10 above)	27,171	25,351

ASX Listing Rules Appendix 4C (17/07/20)
+ See chapter 19 of the ASX Listing Rules for defined terms.	3

Appendix 4C
Quarterly cash flow report for entities subject to Listing Rule 4.7B

Consolidated statement of cash flows		Current quarter $USD’000	Year to date (12 months) $USD’000
4.5	Effect of movement in exchange rates on cash held	(2,928)	(3,005)
4.6	Cash and cash equivalents at end of period	42,557	42,557

5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts	Current quarter $USD’000	Previous quarter $USD’000
5.1	Bank balances	42,557	37,435
5.2	Call deposits	-	-
5.3	Bank overdrafts	-	-
5.4	Other (provide details)	-	-
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	42,557	37,435

ASX Listing Rules Appendix 4C (17/07/20)
+ See chapter 19 of the ASX Listing Rules for defined terms.	4

Appendix 4C
Quarterly cash flow report for entities subject to Listing Rule 4.7B

6.	Payments to related parties of the entity and their associates		Current quarter $USD'000
6.1	Aggregate amount of payments to related parties and their associates included in item 1		164
6.2	Aggregate amount of payments to related parties and their associates included in item 2		-

Note: if any amounts are shown in items 6.1 or 6.2, your quarterly activity report must include a description of, and an explanation for, such payments.

Payments to related parties includes director fees, salary and wages (including STI), and superannuation.

7.

Financing facilities
Note: the term “facility’ includes all forms of financing arrangements available to the entity.

Add notes as necessary for an understanding of the sources of finance available to the entity.

		Total facility amount at quarter end $USD’000	Amount drawn at quarter end $USD’000
7.1	Loan facilities	37,954	37,932
7.2	Credit standby arrangements	-	-
7.3	Other (please specify)	-	-
7.4	Total financing facilities	37,954	37,932
7.5	Unused financing facilities available at quarter end		22
7.6

Include in the box below a description of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quarter end, include a note providing details of those facilities as well.

ASX Listing Rules Appendix 4C (17/07/20)
+ See chapter 19 of the ASX Listing Rules for defined terms.	5

Appendix 4C
Quarterly cash flow report for entities subject to Listing Rule 4.7B

•
Loan facility with BDC for CAD$2,680,000 secured by first mortgage over the group’s freehold land and buildings. The facility is repayable in monthly instalments ending 15 September 2044. Interest rate is variable and is currently 7.05%. As of 31 December 2024 the facility has been fully drawn down.
•
On 28 May 2021, the Group purchased commercial land and buildings in Nova Scotia, Canada for CAD$3,550,000 from which the Cathode business operates. The Group entered into a loan facility to purchase the land and buildings. The total available under the facility is CAD$4,985,000 and it has been drawn down to CAD$4,953,030.67 as of 31 December 2024. Interest rate is variable and is currently 7.05%. The full facility is repayable in monthly instalments, commencing 31 December 2024 and ending 31 January 2048. The land and buildings have been pledged as security for the bank loan.
•
Loan facility with BDC for CAD$2,300,000 secured by first mortgage over the group’s freehold land and buildings. The loan facility was modified to CAD$500,000 on 16 September 2024. The modified facility is repayable in monthly instalments, commencing 31 October 2024 and ending 31 January 2034. Interest rate is variable and is currently 6.05%. As of 31 December 2024, it has been drawn down to CAD$500,000.
•
Contribution agreement with Atlantic Canada Opportunities Agency (ACOA), for CAD$500,000. As of 31 December 2024 it has been fully drawn down. The facility is interest free and repayable in monthly instalments commencing 1 September 2019 and ending 1 May 2027.
•
Contribution agreement with Atlantic Canada Opportunities Agency (ACOA), for CAD$500,000. As of 31 December 2024, it has been fully drawn down. The facility is interest free and repayable in monthly instalments commencing 1 January 2021 and ending 1 December 2026.
•
Contribution agreement with Atlantic Canada Opportunities Agency (ACOA), for CAD$250,000. As of 31 December 2024 it has been fully drawn down. The facility is interest free and repayable in monthly instalments commencing 1 January 2024 and ending 1 December 2026.
•
Contribution agreement with Atlantic Canada Opportunities Agency (ACOA), for CAD$1,886,000. As of 31 December 2024 it has been fully drawn down. The facility is interest free and repayable in monthly instalments commencing 1 January 2025 and ending 1 December 2036.
•
On 28 July 2021, the Group purchased commercial land and buildings in Chattanooga for USD $42.6M to expand the NAM business. The Group entered into a loan facility with PNC Real Estate to purchase the land and buildings. The total available amount under the facility is USD$30,100,000 and it has been fully drawn down as of 31 December 2024. The facility is repayable in monthly instalments, commencing September 2021 and ending August 2031. The land and buildings have been pledged as security for the loan.

ASX Listing Rules Appendix 4C (17/07/20)
+ See chapter 19 of the ASX Listing Rules for defined terms.	6

Appendix 4C
Quarterly cash flow report for entities subject to Listing Rule 4.7B

8.	Estimated cash available for future operating activities	$USD’000
8.1	Net cash from / (used in) operating activities (item 1.9)	(9,517)
8.2	Cash and cash equivalents at quarter end (item 4.6)	42,557
8.3	Unused finance facilities available at quarter end (item 7.5)	22
8.4	Total available funding (item 8.2 + item 8.3)	42,579

8.5	Estimated quarters of funding available (item 8.4 divided by item 8.1)	4.5

Note: if the entity has reported positive net operating cash flows in item 1.9, answer item 8.5 as “N/A”. Otherwise, a figure for the estimated quarters of funding available must be included in item 8.5.

8.6	If item 8.5 is less than 2 quarters, please provide answers to the following questions:
	8.6.1 Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not?
	Answer: N/A

8.6.2 Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful?

	Answer: N/A
	8.6.3 Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis?
	Answer: N/A
	Note: where item 8.5 is less than 2 quarters, all of questions 8.6.1, 8.6.2 and 8.6.3 above must be answered.

ASX Listing Rules Appendix 4C (17/07/20)
+ See chapter 19 of the ASX Listing Rules for defined terms.	7

Appendix 4C
Quarterly cash flow report for entities subject to Listing Rule 4.7B

Compliance statement

1	This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.
2	This statement gives a true and fair view of the matters disclosed.

Date:	31 January 2025

Authorised by:	By the Chairman of the Board
(Name of body or officer authorising release – see note 4)

ASX Listing Rules Appendix 4C (17/07/20)
+ See chapter 19 of the ASX Listing Rules for defined terms.	8

Appendix 4C
Quarterly cash flow report for entities subject to Listing Rule 4.7B

Notes

1.

This quarterly cash flow report and the accompanying activity report provide a basis for informing the market about the entity’s activities for the past quarter, how they have been financed and the effect this has had on its cash position. An entity that wishes to disclose additional information over and above the minimum required under the Listing Rules is encouraged to do so.

2.

If this quarterly cash flow report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report. If this quarterly cash flow report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standard applies to this report.

3.	Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.
4.

If this report has been authorised for release to the market by your board of directors, you can insert here: “By the board”. If it has been authorised for release to the market by a committee of your board of directors, you can insert here: “By the [name of board committee – e.g. Audit and Risk Committee]”. If it has been authorised for release to the market by a disclosure committee, you can insert here: “By the Disclosure Committee”.

5.

If this report has been authorised for release to the market by your board of directors and you wish to hold yourself out as complying with recommendation 4.2 of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, the board should have received a declaration from its CEO and CFO that, in their opinion, the financial records of the entity have been properly maintained, that this report complies with the appropriate accounting standards and gives a true and fair view of the cash flows of the entity, and that their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

ASX Listing Rules Appendix 4C (17/07/20)
+ See chapter 19 of the ASX Listing Rules for defined terms.	9